# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chanson International Holding, CIK 0001825349
CUSIP: G2104U107
Title of class of securities: Class A ordinary shares, par value $0.001 per share
Address of issuer's principal executive offices: B9 Xinjiang Chuangbo Zhigu Ind. Park, No. 100 Guangyuan Road, Shuimogou Dist, Urumqi, Xinjiang, China (F4), 830017
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038302

## Reporting persons
- Ma Jingjing: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 175,850; shared voting power 0; sole dispositive power 175,850; shared dispositive power 0; aggregate amount beneficially owned 175,850 (0.8% of the class)
  Comment: * Represents 175,850 Class A ordinary shares, par value $0.001 per share ("Class A Ordinary Shares"), that are held by Ma Jingjing as of May 10, 2025.
  
  ** Percentage of class is calculated based on 21,629,707 Class A Ordinary Shares outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Chanson International Holding
Address of issuer's principal executive offices: B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017

## Item 2. Person Filing
Name of person filing: Ma Jingjing
Address of principal business office or, if none, residence: Building 48, No. 60, Lane 399, Jiangwancheng Road, Yangpu District, Shanghai, China 200438
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 175,850
Percent of class: 0.8%
Sole power to vote or to direct the vote: 175,850
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 175,850
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ma Jingjing: /s/ Ma Jingjing, Ma Jingjing (05/14/2025)